Exhibit 99.1

Kamada Announces Availability of its Plasma-Derived Hyperimmune IgG Therapy for
Coronavirus Disease (COVID-19) for Compassionate Use Treatment in Israel

●	Kamada Completed Manufacturing and Released the First Batch of its Plasma-Derived Immunoglobulin Product for Coronavirus Disease (COVID-19) and it is Available for Compassionate Use Treatment in Israel; Additional Production is On-Going
●	Kamada Intends to Initiate a Phase 1/2 Clinical Study in Hospitalized COVID-19 Patients in Israel During the Third Quarter of 2020
●	Kamada and its Partner Kedrion are Expanding the Clinical Development Program to the U.S. and Expect to Hold a Pre-IND Meeting with the FDA Early in the Third Quarter of 2020
●	Kamada Intends to Manufacture Future Batches of the Product using U.S. COVID-19 Convalescent Plasma Collected by Kedrion

REHOVOT, Israel – June 17, 2020 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today provided an update on its development of a plasma-derived immunoglobulin (IgG) product for Coronavirus Disease (COVID-19).

Kamada completed manufacturing of the first batch of its plasma-derived IgG product for COVID-19 utilizing the Company’s approved proprietary IgG platform technology, and additional production is ongoing. The initial vials are available for compassionate use in Israel. In addition, Kamada’s proposed clinical protocol for a Phase 1/2 clinical trial was submitted to the Israeli Ministry of Health, and the Company expects to initiate the study during the third quarter of this year.

In order to expand its clinical development program to the U.S., Kamada, with the support of Kedrion Biopharma, intends to conduct a pre-Investigational New Drug (pre-IND) meeting with the U.S. Food and Drug Administration (FDA) early in the third quarter in order to obtain FDA’s acceptance of the proposed clinical development program. Pursuant to the Company’s global collaboration agreement with Kedrion for the development, manufacturing and distribution of the plasma-derived IgG product for COVID-19, Kedrion is currently collecting COVID-19 convalescent plasma from U.S. recovered patients that will be used by Kamada to manufacture additional batches of the product. Kedrion is collecting the plasma, through its plasma business unit, KEDPLASMA, at 23 FDA-approved centers across the United States.

“We are extremely pleased with the rapid and important progress achieved to date in advancing our plasma-derived IgG product for COVID-19,” said Amir London, Kamada’s Chief Executive Officer. “To the best of our knowledge, Kamada is the first company globally to complete manufacturing of a plasma-derived IgG product for the treatment of COVID-19. This achievement validates our advanced IgG development and manufacturing capabilities and our ability to rapidly focus our efforts on providing potential solutions to emerging pandemic situations. We anticipate the initiation of a Phase 1/2 clinical trial in Israel during the third quarter and are concurrently expanding our development program to the U.S. with our partner, Kedrion. We believe that Kamada and Kedrion two leaders in plasma-derived protein therapeutics, are uniquely positioned to make a positive impact in the treatment of COVID-19 patients.”

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. The Company’s second leading product is KAMRAB®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KAMRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection. The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) Kamada intending to initiate Phase 1/2 clinical trial in hospitalized COVID-19 patients in Israel during the third quarter of 2020; 2) Kamada and Kedrion working together to hold a pre-IND meeting with the FDA early in the third quarter of 2020; 3) that to the best of its knowledge, Kamada is the first company globally to complete manufacturing of a plasma-derived IgG product for the treatment of COVID-19; and 4) the belief that Kamada and Kedrion are uniquely positioned to make a positive impact in the treatment of COVID-19 patients. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, including its effect and duration, availability of sufficient raw materials required to continue manufacturing of the plasma-derived hyperimmune IgG product for COVID-19, competition from other products for the treatment of COVID-19 patients; the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, ability to obtain regulatory approval for clinical trials of the plasma-derived hyperimmune IgG product for COVID-19, unexpected results of clinical studies and on-going compassionate-use treatments, ability to find doctors and medical facilities to collaborate on compassionate-use treatments, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com